Filed Pursuant to Rule 425

Filing Person: Credence Systems Corporation

Commission File No.: 000-22366

Subject Company: LTX Corporation

Commission File No.: 000-10761

To all Credence Managers

Below are some key points to stress when talking to other employees about the merger. Please make sure you read all the documents attached in the toolkit and remember to balance the business aspects of the discussion with the people aspect.

Key Points to Stress When Being Asked about the Agreement to Merge

The combination of the two companies will be beneficial to customers, employees, and shareholders

1.	Business

a.	Will create a larger company with the scale to address the needs of more customers

b.	Will have stronger cash position for both operations and investment opportunities

c.	Will have a largely additive customers base which means more customers for the combined company and less dependencies on any single large customer

d.	The combined company business plan will result in both bottom line health and top line growth

e.	Will have the most testers deployed in Asia across OSATs, Fabless companies, and IDMs

2.	Technology

a.	The combined portfolio is largely complementary

b.	Will have the broad portfolio of solutions to address the needs of today’s consumer oriented devices which are

i.	Highly integrated

ii.	Include RF, analog, and Digital on the same chip or in the same package

iii.	Are usually low ASP which means our customers have high margin pressures

iv.	Will create a very powerful R&D organization with the world’s best Digital, Analog, Mixed-signal, and RF test expertise

3.	Operations and Employees

a.	Employees will work for a more stable company

b.	Skills will be utilized in the most efficient manner

Key areas to avoid discussing

1.	Roadmap: It is too early to discuss roadmaps. Over the next few months we will rationalize the products and communicate to everyone in a timely fashion.

2.	Leadership: Beyond the top level leadership, it is too early to discuss the new organization. Over the next few months we will work together to define the new organization and leaders for the company.

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IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

LTX plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction and LTX and Credence plan to file with the SEC and mail to their respective stockholders a Joint Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about LTX, Credence, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by LTX and Credence through the website maintained by the SEC at www.sec.gov.

In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus when they are available from LTX by contacting Mark Gallenberger at mark_gallenberger@ltx.com, or 781-467-5417 or from Credence by contacting Brenda Ropoulos at brenda_ropoulos@credence.com, or 408-635-4309.

LTX and Credence, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the merger agreement. Information regarding LTX’s directors and executive officers is contained in LTX’s Annual Report on Form 10-K for the fiscal year ended July 31, 2007 and its proxy statement dated November 6, 2007, which are filed with the SEC. As of June 16, 2008, LTX’s directors and executive officers beneficially owned approximately 4,201,725 shares, or 6.7%, of LTX’s common stock. Information regarding Credence’s directors and executive officers is contained in Credence’s Annual Report on Form 10-K for the fiscal year ended November 3, 2007, its proxy statement dated March 7, 2008, its Current Reports on Form 8-K filed on April 18, 2008, May 1, 2008, June 10, 2008, and June 17, 2008, and its Form 4 filed on April 29, 2008, which are filed with the SEC. As of June 16, 2008, Credence’s directors and executive officers beneficially owned approximately 1,348,090 shares, or 1.3%, of Credence’s common stock. In connection with the transaction Mr. Tacelli has agreed that the transaction will not constitute a change of control for purposes of his Change-of-Control Employment Agreement dated March 2, 1998 and Mr. Gallenberger has agreed that the transaction will not constitute a change of control

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for purposes of his Change-of-Control Employment Agreement dated October 2, 2000. A more complete description will be available in the Registration Statement and the Joint Proxy Statement/Prospectus.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this document regarding the proposed transaction between LTX and Credence, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company and any other statements about LTX or Credence managements’ future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing “believes,” “anticipates,” “plans,” “expects,” “may,” “will,” “would,” “intends,” “estimates” and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the transaction, the ability to successfully integrate LTX’s and Credence’s operations and employees; the ability to realize anticipates synergies and cost savings; the risk of fluctuations in sales and operating results; risks related to the timely development of new products, options and software applications and the other factors described in LTX’s Annual Report on Form 10-K for the fiscal year ended July 31, 2007 and Credence’s Annual Report on Form 10-K for the fiscal year ended November 3, 2007 and their most recent Quarterly Reports on Form 10-Q each filed with the SEC. LTX and Credence disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.

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